UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________________

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 1)

_____________________________

Banco Santander México, S.A., Institución De Banca Múltiple, Grupo Financiero Santander México

(Name of Subject Company (Issuer))

Banco Santander, S.A.

(Names of Filing Persons (offerors))

_____________________________

Series B Shares, par value Ps.3.780782962*

American Depositary Shares (each of which represents five Series B Shares)

(Title of Class of Securities)

MX41BS060005 (Series B Shares)

(ISIN Number of Class of Securities)

05969B103 (American Depositary Shares Representing Series B Shares)

(CUSIP Number of Class of Securities)

Banco Santander, S.A.

New York Branch

45 E. 53rd Street

New York, New York 10022

Attn: Mercedes Pacheco, Managing Director and Senior Legal Counsel

Telephone: (212) 350-3500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

_____________________________

With copies to:

Michael J. Willisch, Esq.

Davis Polk & Wardwell LLP

Paseo de la Castellana, 41

Madrid, Spain 28046

Tel: +34 91 768 9600

_____________________________

*	Not for trading, but only in connection with the listing of the American Depositary Shares (“ADSs”) on The New York Stock Exchange LLC (NYSE). Each ADS represents five Series B Shares.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO filed by Banco Santander, S.A., a company organized under the laws of the Kingdom of Spain (the “Purchaser”) with the U.S. Securities and Exchange Commission (the “SEC”) on February 7, 2023 (as amended and supplemented by Amendment No. 1 and as further amended or supplemented from time to time, the “Schedule TO”).

The Schedule TO relates to the offer by Purchaser to acquire all the issued and outstanding (i) Series B shares of Banco Santander México, S.A., Institución De Banca Múltiple, Grupo Financiero Santander México, a company incorporated in United Mexican States (the “Company”), par value Ps.3.78078296 per share (the “Series B Shares”), and (ii) American Depositary Shares (each of which represents five Series B Shares) of the Company (the “ADSs,” and together with the Series B Shares, the “Shares”), in each case other than any Series B Shares or ADSs owned directly or indirectly by Purchaser, for Ps.24.52 in cash per Series B Share, or the U.S. dollar equivalent of Ps.122.6 in cash per ADS, without interest, upon the terms, and subject to the conditions, set forth in the Offer to Purchase, dated February 7, 2023 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(i), and the related Acceptance for B Shares and ADS Letter of Transmittal (as both defined in the Offer to Purchase), copies of which are attached to the Schedule TO as Exhibits (a)(1)(ii) and (a)(1)(iii), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Items 11 and 12.

The information contained in the Offer to Purchase and Items 1 through 9 and Items 11 and 12 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following text thereto:

“On March 1, 2023, Purchaser extended the Expiration Date until 5:00 p.m., New York City time, on April 10, 2023, unless further extended or earlier terminated. The U.S. Offer commenced on February 7, 2023 and was previously scheduled to expire at 5:00 p.m., New York City time, on March 8, 2023. The Tender Agent and Casa de Bolsa Santander have advised Purchaser that, as of 5:00 p.m., New York City time, on February 28, 2023, approximately 143,720 Shares had been validly tendered and not properly withdrawn pursuant to the Offers (representing approximately 0.056% of the outstanding Series B Shares, including Series B Shares represented by ADSs, that Purchaser or its affiliates do not already own). The full text of the Press Release issued by Purchaser on March 1, 2023 announcing the extension of the Expiration Date is attached hereto as Exhibit (a)(5)(ii) and is incorporated herein by reference.”

All references to “5:00 p.m., New York City time, on March 8, 2023” set forth in the U.S. Offer to Purchase (Exhibit (a)(1)(i)), the Acceptance for Series B Shares (Exhibit (a)(1)(ii)), the ADS Letter of Transmittal (Exhibit (a)(1)(iii)), the Notice of Guaranteed Delivery (Exhibit (a)(1)(iv)), the Letter to Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (for ADSs) (Exhibit (a)(1)(v)), the Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (for ADSs) (Exhibit (a)(1)(vi)), the Letter to Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (for Series B Shares) (Exhibit (a)(1)(vii)), the Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (for Series B Shares) (Exhibit (a)(1)(viii)), the Withdrawal Letter for ADSs (Exhibit (a)(1)(ix)) and the Withdrawal Letter for Series B Shares (Exhibit (a)(1)(x)) are hereby amended and replaced with “5:00 p.m., New York City time, on April 10, 2023.”

Additionally, the information contained in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

(1)	“Special Factors—Section 3. The Current Status of the Recommendation by the Company’s Board of Directors” is amended and supplemented by adding the following paragraph immediately after the first paragraph:

“The Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 on February 17, 2023 (together with any exhibits and annexes attached thereto, as amended from time to time, the “Schedule 14D-9”) setting forth the Company’s board of directors’ position regarding the U.S. Offer.  The information contained in the Schedule 14D-9 is incorporated by reference herein.”

(2)	“Special Factors—Section 4. Position of Purchaser Regarding Fairness of the U.S. Offer” is amended and restated in its entirety as follows:

“4. Position of Purchaser Regarding Fairness of the U.S. Offer

Under the SEC’s rules governing “going-private” transactions, including Rule 13e-3 under the Exchange Act, Purchaser is an “affiliate” of the Company and accordingly, Purchaser is required to disclose its belief as to the fairness of the U.S. Offer to the Company’s “unaffiliated security holders,” as defined under Rule 13e-3 of the Exchange Act. Purchaser is making the statements included in this part of the U.S. Offer to Purchase solely for the purpose of complying with the requirements of Rule 13e-3 and other rules under the Exchange Act. Purchaser is not making any recommendation to any Unaffiliated Shareholder of the Company as to whether the shareholder should tender its Shares, and Purchaser’s views as to the fairness of the transaction should not be construed as a recommendation to any Unaffiliated Shareholder as to whether the Unaffiliated Shareholder should tender its shares.

Neither Purchaser, nor its affiliates undertook a formal evaluation of the fairness of the transaction to the Unaffiliated Shareholders. No financial advisor provided Purchaser or any of its affiliates with any analysis or opinion with respect to the fairness of the U.S. Offer Price to the Unaffiliated Shareholders. Neither Purchaser, nor its affiliates received any independent reports, opinions or appraisals from any third party that is materially related to the Offers.

Based on their knowledge and analysis of available information relating to the Company, discussions with the Company’s senior management regarding the Company and its business and the following factors, which are considered material and not listed in any relative order of importance, Purchaser believes that the U.S. Offer is both substantively and procedurally fair to the Unaffiliated Shareholders:

•	Pursuant to the U.S. Offer to Purchase the Unaffiliated Shareholders will receive Ps.24.52 in cash per Series B Share, or the U.S. dollar equivalent of Ps.122.6 (based on the U.S.$/Ps. exchange rate on the Expiration Date as published in the Mexican Federal Official Gazette (Diario Oficial de la Federación) by the Mexican Central Bank (Banco de México)). The U.S. Offer Price offered pursuant to the U.S. Offer is equal to the book value per share of the Company (and its equivalent for every ADS) as per the Company’s last quarterly report filed with the CNBV and the BMV prior to the launch of the Offers (Ps.24.52).

•	The U.S. Offer Price per Series B Share offered pursuant to the U.S. Offer complies with the minimum offer price requirement under the Mexican Securities Market Law and represents the greater of (i) the volume-weighted average price of the transactions executed with Series B Shares on the BMV during each of the thirty (30) trading days prior to commencement of the Offers (for a period not to exceed six (6) months) (Ps.23.33) and (ii) the book value of each Series B Share in accordance with the Company’s last quarterly report filed with the CNBV and the BMV prior to the launch of the Offers (Ps.24.52), and in each case the U.S. dollar equivalent with respect to each ADS.

•	The U.S. Offer Price represents a 13% premium over the closing price of U.S.$5.39 per ADS reported on the NYSE on October 20, 2022, the day prior to the announcement of the U.S. Offer (calculated using an exchange rate of Ps. 20.1272/U.S. dollar as of October 20, 2022, as published in the Mexican Federal Official Gazette (Diario Oficial de la Federación)).

•	The U.S. Offer provides the following benefits to Unaffiliated Shareholders:

•	The U.S. Offer Price is payable to the Unaffiliated Shareholders entirely in cash which provides certainty of value and immediate liquidity to the holders of the Shares.

•	The U.S. Offer provides the opportunity for the Unaffiliated Shareholders to sell their Shares without incurring brokerage and other costs (except as indicated herein) typically associated with market sales.

•	The U.S. Offer provides an opportunity for Unaffiliated Shareholders to exit their positions at the offered price with certainty of execution and no market risk.

•	The U.S. Offer provides the opportunity for the Unaffiliated Shareholders to sell their Shares, which will be less liquid and will provide limited rights to information following the deregistration and delisting of the Shares after completion of the Offers, as set forth herein.

•	The U.S. Offer provides Unaffiliated Shareholders the ability to dispose of their Shares without affecting the market for the Shares.

In addition, Purchaser noted that the U.S. Offer is not conditioned upon the approval by a majority of the holders of the Shares other than Purchaser. However, as noted above and in compliance with the Mexican Securities Market Law, on November 30, 2022, the Extraordinary General Shareholders’ Meeting of the Company with the affirmative vote of 98.31% of the shares of the Company represented at such meeting, adopted resolutions to: (i) deregister the Series B Shares from the Mexican National Securities Registry maintained by the CNBV, and delist the Series B Shares from the BMV; and (ii) delist the ADSs from the NYSE, and deregister the Series B Shares and the ADSs from the SEC. Purchaser does not believe it is necessary or customary to have a separate approval for the Offers given the various procedural safeguards that had already been implemented by the Company, including the resolutions adopted on November 30, 2022.

Purchaser is not aware of any firm offer for a merger, asset sale or acquisition of a controlling stake of the Company having been made during the past two years.

Historical market prices for the Shares were not considered by Purchaser. Such prices are not material indicators of the value of the Company because such prices may be influenced by factors unrelated to the value of the Company such as the limited liquidity of the Shares, the exchange offer completed by Purchaser in 2019, the tender offers completed by Purchaser in 2021, the low free float ratio (measured as the quantity of Shares available for public trading as a percentage of the total share capital) given Purchaser’s historical ownership of the majority of the Company’s share capital and, potentially, the market’s expectation that Purchaser would increase its ownership of the outstanding Shares or conduct the Offers. Therefore, Purchaser considers that the historical market prices for the Shares is not a material factor to a determination as to whether the U.S. Offer Price payable in the U.S. Offer is fair to the Unaffiliated Shareholders of the Company.

Further, the purchase price paid by Purchaser in the prior tender offers that expired on December 7, 2021 was not considered by Purchaser. The previous purchase price is not a material indicator of the current value of the Company because it does not take into account current market views with respect to the Company’s business, prospects, market conditions, trends in its industry or the risks inherent in competing with other companies in its industry and is not a material factor to a determination as to whether the U.S. Offer Price payable in the U.S. Offer is fair to the Unaffiliated Shareholders of the Company.

Additionally, Purchaser did not calculate the going concern value of the Company. However, to the extent the Company’s going concern value was reflected in the price of U.S.$5.39 per ADSs reported on the NYSE on October 20, 2022, the day prior to the announcement of the U.S. Offer, the U.S. Offer Price represents a 13% premium to the going concern value of the Company as of such date (calculated using an exchange rate of Ps. 20.1272/U.S. dollar as of October 20, 2022, as published in the Mexican Federal Official Gazette (Diario Oficial de la Federación)).

Purchaser did not consider the liquidation value of the Company. There is no meaningful expectation that any Unaffiliated Shareholders could achieve such purely hypothetical value for their Shares because Purchaser considers the Company to be a viable going concern, Purchaser has no current plans to dispose of its interest in the Company or to liquidate the Company and views the trading history of the Shares as an indication of the Company’s going concern value. Accordingly, Purchaser considers that the liquidation value is not a material factor to a determination as to the fairness of the U.S. Offer Price.

The foregoing discussion of the information and factors considered by Purchaser in connection with the fairness of the U.S. Offer is not intended to be exhaustive, but includes all material factors considered by Purchaser. Purchaser did not find it practicable to, and did not, quantify or otherwise attach relative weights to the foregoing factors in reaching its conclusion as to the fairness of the U.S. Offer. Rather, the fairness determinations were made by Purchaser after considering all the factors as a whole. The sequence in which the factors described above are presented is not intended to reflect their relative importance. Purchaser believes that these factors provide a reasonable basis upon which to form its belief that the U.S. Offer is fair to the Unaffiliated Shareholders. This belief should not, however, be construed as a recommendation to any Unaffiliated Shareholder to tender its Shares in connection with the U.S. Offer. As noted above, Purchaser is not making any recommendation as to whether such Unaffiliated Shareholders should tender their Shares in connection with the U.S. Offer.”

(3)	“Special Factors—Section 8. Related Party Transactions” is amended and supplemented by replacing the first paragraph in its entirety to read as follows:

“The information in “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions,” is incorporated by reference herein from the Company’s annual report on Form 20-F, as filed with the SEC on February 28, 2023 (the “2022 Form 20-F”).”

(4)	“The U.S. Offer—Section 6. Price Range of Shares; Dividends” is amended and supplemented by replacing the first sentence of the last paragraph in its entirety to read as follows:

“The declaration, payment and amount of any dividend are considered and proposed by the Company’s board of directors and approved at the Company’s general shareholders’ meeting by the affirmative vote of a majority of the Company’s shareholders in accordance with the applicable regulatory, corporate, tax and accounting rules and are subject to the statutory limitations as discussed in more detail in the Company’s 2022 Form 20-F.”

(5)	“The U.S. Offer—Section 7. Certain Information Concerning the Company—Financial Information” is amended and restated in its entirety as follows:

“Financial Information. The audited consolidated financial statements of the Company as of and for the years ended December 31, 2021 and 2022 are incorporated herein by reference to Item 18 of the Company’s 2022 Form 20-F. The 2022 Form 20-F is available on the website of the SEC at www.sec.gov and may be inspected at, and copies thereof may be obtained from, the same places and in the same manner set forth under “Available Information” below.”

(6)	“The U.S. Offer—Section 7. Certain Information Concerning the Company—Certain Internal Projections” is amended and restated in its entirety as follows:

“Certain Internal Projections. The Company does not as a matter of course make public projections as to future performance, earnings or other results beyond the current fiscal year, and is especially wary of making projections for extended periods due to the unpredictability of the underlying assumptions and estimates. However, the Company provided Purchaser, as part of the annual Group-wide exercise, non-public internal financial projections concerning the Company for fiscal years 2023 through 2025, which included projected results under two different scenarios, a base/aspirational case and a stressed case, with each scenario using a different set of assumptions as set forth below (the “Internal Projections”).

The Internal Projections included:

	Base/Aspirational Case(1)			Stressed Case(1)
	2023	2024	2025	2023	2024	2025
Net income(2)	28,709	34,628	41,163	18,577	27,601	26,744
Cost to income	42.7%	39.3%	36.6%	47.4%	45.3%	46.1%
Return on average equity (ROAE)	17.3%	21.0%	24.7%	10.7%	16.6%	16.6%

(1)	The Internal Projections summarized in this section have not been updated to reflect any changes after the date they were prepared.

(2)	In millions of Mexican pesos.

The Company has advised Purchaser that these Internal Projections were based on numerous variables and assumptions, all made by the Company’s management, including, without limitation, with respect to (i) general business, economic, competitive, regulatory, market and financial conditions, (ii) market share, competition and pricing, and (iii) the annual variation in the gross domestic product (GDP), consumer price index (CPI) and official interest rate in Mexico, as set forth below:

	Base/Aspirational Case(1)			Stressed Case(1)
	2023	2024	2025	2023	2024	2025
Mexican GDP (annual var.)	0.83%	1.59%	1.54%	(1.89)%	(1.57)%	1.15%
Mexican CPI (annual var.)	6.05%	4.39%	3.95%	7.65%	5.01%	4.06%
Mexican official interest rate	9.19%	7.75%	6.13%	12.13%	10.50%	7.19%

(1)	The Internal Projections summarized in this section have not been updated to reflect any changes after the date they were prepared.

There can be no assurance that the assumptions made by the Company in preparing the Internal Projections will be met, whether due to the failure of the assumptions to be realized or for other reasons, and actual results may be materially greater or lesser than those contained in the Internal Projections. In addition, the Internal Projections may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period. The Internal Projections are inherently uncertain, necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. The Internal Projections also reflect assumptions as to certain business decisions that are subject to change.

The Company has advised Purchaser that the Internal Projections were not prepared with a view to public disclosure. The Internal Projections were prepared based on International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB). The Internal Projections do not represent guidance and should be read in light of the factors discussed under the “Cautionary Statement Regarding Forward-Looking Statements” section of this U.S. Offer to Purchase.

There can be no assurance that the projections contained in the Internal Projections will be realized, and actual results may vary materially from those shown. The inclusion of the Internal Projections in this U.S. Offer to Purchase should not be regarded as an indication that any of the Company, Purchaser or their respective affiliates, advisors or representatives considered or consider the Internal Projections to be a reliable prediction of future events, and the Internal Projections should not be relied upon as such. None of the Company, Purchaser or their respective affiliates, advisors or representatives can give you any assurance that actual results will not differ from the Internal Projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the Internal Projections to reflect circumstances existing after the date the Internal Projections were prepared or to reflect events, even in the event that any or all of the assumptions underlying the projections contained in the Internal Projections are shown to be in error. Neither Purchaser, nor, to the knowledge of Purchaser, the Company, intends to make publicly available any update or other revisions to the Internal Projections. None of the Company, Purchaser or their respective affiliates, advisors or representatives has made or makes any representation to any person regarding the ultimate performance of the Company compared to the information contained in the Internal Projections or that forecasted results will be achieved. The Company has made no representation to Purchaser concerning the Internal Projections.

In light of the uncertainties inherent in the Internal Projections, readers of this U.S. Offer to Purchase are cautioned not to place undue, if any, reliance on the Internal Projections.”

(7)	“The U.S. Offer—Section 8. Certain Information Concerning Purchaser” is amended and supplemented by adding the following paragraph immediately after the last paragraph:

“Based on Purchaser’s records and on information provided to Purchaser by its directors, executive officers, affiliates and subsidiaries, none of Purchaser, the persons listed in Schedule A to this U.S. Offer to Purchase or any subsidiary or affiliate of Parent has effected any transaction in the Shares during the 60 days prior to the date of this U.S. Offer to Purchase.”

(8)	“The U.S. Offer—Section 11. Conditions to the U.S. Offer” is amended and supplemented by replacing the last paragraph in its entirety to read as follows:

“The foregoing conditions are for the sole benefit of Purchaser and, subject to applicable law, may be asserted or waived by Purchaser in whole or in part at any time and from time to time prior to the Expiration Time on the Expiration Date in the sole discretion of Purchaser, subject to the applicable rules and regulations of the SEC. The failure by Purchaser or Parent at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time, subject to the applicable rules and regulations of the SEC.”

(9)	“The U.S. Offer—Section 14. Fees and Expenses” is amended and supplemented by adding the following paragraphs immediately after the second paragraph:

“The following is an estimate of fees and expenses to be incurred by Purchaser in connection with the Offers:

Type of Fee	Amount
SEC filing fees and Mexican regulatory fees	$237,000
U.S. ownership look-through analysis	31,000
Depositary, Tender Agent and Casa de Bolsa Santander	750,000
Information Agent (including mailing and advertisement costs)	380,000
Legal advisors’ fees and expenses	975,000
Printing and other	17,000
Total	$2,390,000

(10)	“Schedule A” is amended and supplemented by replacing the second row of the table titled “Board of Directors” in its entirety to read as follows:

“Héctor Grisi Checa	Purchaser chief executive officer since 2023. Joined in 2015 as executive chair and chief executive officer of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México and Grupo Financiero Santander México, S.A. de C.V., and in 2019, was named Regional Head for North America, whose primary markets are Mexico and the US. Before joining the Santander Group (the “Group”), he had spent 18 years at Crédit Suisse in several leadership roles, including head of investment banking for Mexico, Central America and the Caribbean, as well as executive chair and chief executive officer of Crédit Suisse México. Also managed corporate and investment banking at Grupo Financiero Inverméxico and at Casa de Bolsa Inverlat. From 2011 to 2014, was vice-chair of Asociación de Bancos de México. Serves as non-executive chair of Cogrimex, S.A. de C.V. and non-executive director of Grupo Financiero Santander México S.A. de C.V. and PagoNxt, S.L.”

(11)	“Schedule A” is amended and supplemented by replacing the second row of the table titled “Executive Officers” in its entirety to replace the reference to José Antonio Álvarez as follows:

“Héctor Grisi Checa	(See above)”

(12)	“Schedule A” is amended and supplemented by replacing the second to last paragraph in its entirety to read as follows:

“As of February 23, 2023, the directors and executive officers of Purchaser did not beneficially own any Series B Shares (including in the form of ADSs). As of February 23, 2023, the directors and executive officers of Purchaser beneficially owned a total of 196,727,344 ordinary shares of Purchaser (including in the form of Purchaser ADSs), representing approximately 1.171% of the outstanding ordinary shares of Purchaser (including in the form of Purchaser ADSs).”

(13)	“Schedule A” is amended and supplemented by adding the following paragraphs immediately after the second to last paragraph:

“The following table sets forth information with respect to the ordinary shares of Purchaser (including in the form of Purchaser ADSs) beneficially owned by the directors and executive officers of Purchaser. The security ownership information in the table below is given as of February 23, 2023 and, in the case of percentage ownership information, is based on 16,794,401,584 ordinary shares of Purchaser (including in the form of Purchaser ADSs) outstanding as of February 23, 2023.

Person	Securities Ownership(1)
	Number of ordinary shares of Purchaser	Number of ordinary shares of Purchaser in the form of Purchaser ADSs	Percentage of Purchaser’s share capital
Ana Botín-Sanz de Sautuola y O’Shea	32,312,843	—	0.192%
Héctor Grisi Checa	1,057,861	—	0.006%
José Antonio Álvarez Álvarez	2,497,881	—	0.015%
Bruce Carnegie-Brown	59,940	—	N.S.
Homaira Akbari	—	168,739	0.001%
Germán de la Fuente	10,000	—	N.S.
Javier Botín-Sanz de Sautuola y O’Shea	181,190,196(2)	—	1.079%(2)
Sol Daurella Comadrán	626,320	—	0.004%
Henrique De Castro	—	2,982	N.S.
Gina Díez Barroso Azcárraga	—	—	—
Luis Isasi Fernández de Bobadilla	—	—	—
Ramiro Mato García-Ansorena	506,860		0.003%
Glenn Hutchins	—	—	—
Belén Romana García	212	—	N.S.
Pamela Walkden	2,608	—	N.S.
Alexandra Brandão	50,896	—	N.S.
Juan Manuel Cendoya	1,093,239	—	0.007%
José Doncel	821,957	—	0.005%
Mahesh Aditya(3)	—	—	—
José Antonio García Cantera	2,066,735	—	0.012%
Juan Guitard	1,537,868	—	0.009%
José María Linares	868,118	—	0.005%
Mónica López-Monís	377,365	—	0.002%
Dirk Marzluf	1,071,066	—	0.006%
Víctor Matarranz	685,735	—	0.004%
José Luis de Mora	659,009	—	0.004%
Jaime Pérez Renovales	723,668	—	0.004%
António Simões	439,332	—	0.003%
Marjolein van Hellemondt-Gerding	208,757	—	0.001%
Total	196,555,623	171,721	1.171%

(1)	Includes direct, indirect and represented stakes.

(2)	Includes 156,217,012 represented shares. Represented shares include shares owned by Fundación Botín (chaired by Javier Botín) and syndicated shares. It includes shares corresponding to Ana Botín that are also included within their direct or indirect shareholdings, but excluding Javier Botín’s syndicated shares.

(3)	Appointment pending regulatory authorization. Replaces Keiran Foad, who holds a direct stake of 526,484 shares.

Item 12. Exhibits

Item 12 of the Schedule TO is hereby supplemented by adding the following exhibit:

(a)(5)(ii)	Press Release Issued by the Purchaser, dated March 1, 2023 (incorporated by reference to Purchaser’s Form 6-K dated March 1, 2023 (accession number 0000950103-23-003400)).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated March 1, 2023	BANCO SANTANDER, S.A.

	By:	/s/ Javier Illescas
		Name:	Javier Illescas
		Title:	Group Executive Vice President

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)*	Offer to Purchase, dated February 7, 2023.
(a)(1)(ii)*	Form of Acceptance for Series B Shares.
(a)(1)(iii)*	Form of ADS Letter of Transmittal.
(a)(1)(iv)*	Form of Notice of Guaranteed Delivery.
(a)(1)(v)*	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (for ADSs).
(a)(1)(vi)*	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (for ADSs).
(a)(1)(vii*)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (for Series B Shares).
(a)(1)(viii)*	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (for Series B Shares).
(a)(1)(ix)*	Form of Withdrawal Letter for ADSs.
(a)(1)(x)*	Form of Withdrawal Letter for Series B Shares.
(a)(1)(xi)*	Summary Advertisement as published in the Wall Street Journal on February 7, 2023.
(a)(5)(i)	Report of Relevant Information Issued by the Purchaser, dated October 21, 2022 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Purchaser on October 21, 2022).
(a)(5)(ii)	Press Release Issued by the Purchaser, dated March 1, 2023 (incorporated by reference to Purchaser’s Form 6-K dated March 1, 2023 (accession number 0000950103-23-003400)).
(b)	Not applicable.
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.
107*	Filing fee table.

* Previously filed.